Exhibit (a)(4)

AIMCO PROPERTIES, L.P.
c/o The Altman Group, Inc.
1200 Wall Street, 3rd Floor
Lyndhurst, NJ 07071
(800) 467-0821

September 25, 2007

Dear Limited Partner:

We recently mailed you tender offer documents offering to purchase your units of limited partnership interest in Angeles Partners XI for $1,718.00 per unit in cash. Our offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 28, 2007, and in the related Letter of Transmittal (collectively, together with any supplements or amendments, our “Offer”).

We have extended our Offer until midnight, New York City time, on October 10, 2007. Our Offer was previously scheduled to expire on September 25, 2007. AIMCO Properties, L.P. has reported, based on information provided by the Information Agent for the Offer, that as of the close of business on September 20, 2007, 1,163.36 units had been tendered pursuant to the Offer.

If you retain your units, you will continue to be a limited partner. If you elect to remain in the partnership until termination, you will continue to participate in the partnership distributions, if any, and the tax effects of the partnership’s results.

If you have any questions, please contact the Information Agent, toll free, at (800) 467-0821.

Sincerely,

AIMCO Properties, L.P.